Exhibit 99.3
Press Conference

"Infosys Limited

Q2 FY25 Media Conference Call"

October 17, 2024

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Corporate Communications

journalists

Ritu Singh

CNBC TV18

Haripriya Sureban

NDTV Profit

Chandra R. Srikanth

Moneycontrol

Beena Parmar

The Economic Times

Jas Bardia

Mint

Veena Mani

The Times of India

Padmini Dhruvaraj

Financial Express

Uma Kannan

The New Indian Express

Sanjana B

The Hindu BusinessLine

Sonal Choudhary

Deccan Herald

Rishi Basu
Very good evening, everyone and thank you for joining Infosys' Second Quarter Financial Results. My name is Rishi and on behalf of Infosys, I would like to welcome all of you. This hall that we are in brings back fond memories for many at Infosys.

In October of 2001, Mr. Ratan Tata visited Infosys to inaugurate this very hall, which is named after the Tata Group Founder, Mr. Jamshedji Tata. Mr. Ratan Tata spent almost an entire day on our campus and planted a tree to commemorate this occasion. Over the years that tree has flourished, a happy reminder of the occasion and all the values that he stood for, and today it stands as a mark of his legacy at Infosys.

Let me share some of those memories with you. Could we have the video please?

[Video Presentation]

I now request all of you to join us for a minute’s silence in memory of Mr. Ratan Tata, a Titan of Indian industry and a leader who exemplified the spirit of India through his life and work. I request you to put your mobile phones on silent and I request you to rise. Thank you.

[Minute silence]

Thank you.

I would now like to invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi.

Mr. Ratan Tata has left an indelible mark on our country and really for each of us to be able to dream large and to stay grounded. He will be missed by all of us.

Let me now share with you an update on our results. We had a strong performance in Q2 with robust and broad-based growth, stable operating margins, strong cash generation, strong large deals and increased employee headcount. Our revenue grew 3.1% quarter-on-quarter and 3.3% year-on-year in constant currency terms.

Financial services grew at 2%, Manufacturing double digit, Energy, utilities and services at 5.8% - all quarter-on-quarter. We saw growth in all geographies, quarter-on-quarter. Our operating margin for Q2 was 21.1%. The Financial Services segment in the U.S. continues to see discretionary spend increase in capital markets, in mortgages, cards and payments. We have seen slowness in the automotive sector in Europe. Apart from these verticals, demand trends remain stable with clients continuing to prioritize cost take outs over discretionary initiatives.

We are deepening our work in generative AI. We are deploying enterprise generative AI platforms, building our own small language model and developing multi-agent solutions for our clients. With our strong performance in Q2 and our current outlook, we have revised our revenue growth guidance for financial year '25. The new guidance is 3.75% to 4.5% growth in constant currency for the full year. Operating margin guidance remains the same at 20% to 22%.

With that let us open up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. As always, we request one question from each media house to accommodate everyone over the next hour. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys.

We have the first question from Ritu Singh from CNBC TV18.

Ritu Singh

Hi. First, on the guidance revision, if you could break down for us, how significantly altered is the demand environment now versus what you saw a couple of quarters ago? How much of this revision upwards is organic versus the contribution that you are seeing because of the in-tech acquisition? One, if you could begin by telling us that?

Also, there have been seven revisions in the revenue guidance in the last eight quarters. Could you tell us what you have in terms of visibility now, in terms of the turnaround that you are speaking about?

Financial Services is something that you have highlighted, but some of the other areas of concern that you have been speaking about, Retail, Hi-Tech, etc., what are you seeing there? What are you hearing from clients on discretionary spends?

Your headcount has increased for the first time perhaps in seven quarters. You told us last time you are looking to hire about 15,000 to 20,000 freshers this year, are you on-track to do that? And if I may, sorry, add another question on guidance while we are talking about this. You have maintained the guidance for margins at 20% to 22%, but you have deferred the wage hikes to the third quarter. How much will be the impact from that?

And there was no real expansion, despite this Project Maximus that you have undertaken. Just give us a sense of why, despite what we saw with the rupee, why that did not happen and how much of a hit do you anticipate in the coming quarter because of the wage hikes? Thank you.

Salil Parekh

So let me start off with some of the ones that you asked and then Jayesh will add a little bit on the margins and also on the revenue growth guidance. So, first on the revenue growth guidance, the way we look at this is based on what we have done in the quarter. Then we look at our pipeline and look at what we anticipate and based on those factors as we sit today looking out for this financial year, that is Q3 and Q4, we look to increase the revenue growth guidance.

The second question you asked on the industries. So, we see Financial Services, discretionary spend is looking stable, strong, especially as we highlighted in capital markets, cards and payments. We also shared that in automotive, we see slowness in Europe. In the other verticals, the view, the discussions with clients are similar. So, we do not see any change. There is no new discretionary and especially the verticals you mentioned Retail or Hi-Tech.

What we do see is more focus on the cost takeout elements there itself. In terms of the margin piece, let me first hand over to Jayesh and then there may be some other comments on the revenue itself.

Jayesh Sanghrajka

Yes. So just to add to the guidance piece that Salil was talking about and to your question on in-tech, if you recollect, last time when we announced the guidance, we had clarified that in-tech is now completely included in the last guidance. So, there is no additional impact or additional benefit this quarter on account of in-tech. It was already baked in in the last quarter's guidance.

Having said that, there are multiple factors that we look at when we give guidance. A strong H1 performance, the pipelines in terms of large deals and less than 50 mn deals that we have. Our less than 50 mn deals have also increased double digit this quarter. So that has also contributed to an increase in our guidance.

Coming to your margin question, if you look at our margin this quarter, our margin has remained steady at 21.1%, similar to last quarter. If you look at the puts and takes, we got 80 basis points of benefit from Project Maximus, 10 basis points from currency that was offset by 30 basis points on account of acquisition because of the amortization of intangibles, and the 60 basis points is on account of the salary and the variable increase that we provided as well as the other costs. So, Project Maximus has been contributing. It is offsetting the comp increase and the variable additions that we are doing.

We have guided for 20% to 22% for the full year. At this point in time, we are confident of our guidance with the wage hike that we are planning in Q4. The wage hike is going to be in a phased manner. Some part of that will be effective in January and the balance will be effective in April.

Ritu Singh

On fresher hiring?

Jayesh Sanghrajka

We are on track to onboard the 15,000 plus freshers that we talked about last time. We have on boarded many of them in the first half, but we are on-track to onboard 15,000 to 20,000 at a group level in FY'25.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from NDTV Profit.

Haripriya Sureban

Hi, guys. Salil, if you could give us a sense on the budgets opening up, right, the U.S. Fed decision and the elections also coming to a close now. More stability is expected at least in the U.S. markets. So how do you see that in your conversation with your clients? Do you see more budgets opening up? Does this mean that Q3 and Q4 will be significantly better?

Also, give us some sense on the growth you are seeing in the emerging markets, because we see that it is an up-and-coming opportunity for other players as well. So how is it panning out for you? And on the margins, just to double-tap on that, you have been on the lower end of your guidance consistently now. So, do you think with the markets getting better, demand coming back, that should also translate into better margins, and you probably reached the higher end?

And on the fresher hiring specifically, you have mentioned your goals there, but with the new AI roles coming up and so much of work with generative AI, do you think you will do more specialized hiring, and will the salaries be better there, even on the fresher level and the lateral hiring?

Salil Parekh

Let me start off I think first on the budgets and then a little bit on the emerging markets, and then Jayesh will add on the margins, and we will come back on what is going on with generative AI. On the budgets, what we see today is, in Financial Services, we are starting to see the discretionary spend improving. We shared that last quarter, and we see that continuing as we saw this Q2 roll out.

In the other industries, in automotive, we still see the slowing in Europe, which we referenced before. And then for the other industries, whether you look at Retail or Hi-Tech or Telco, we still see the discretionary spend part of the budget is constrained, and there is still much more emphasis on the cost and efficiency discussions.

On the emerging markets, in that sense, our presence is much more in Western Europe, in U.S., Australia, though for us, some of the newer growth markets, we do see good traction in Japan, good traction in Middle East, but relative in terms of size, they are still quite small, but a good outlook in those markets.

Do you want to go on the margins and come on Gen AI?

Jayesh Sanghrajka

Yes. So, on the margins if you look at where we are for the H1, we have delivered 21.1% for H1, both the quarters as well as the same numbers. That pretty much is slightly above the midpoint of our guidance. Our guidance is 20% to 22%. If you look at contributions from Maximus, as I was saying earlier, I think we have got a lot of benefit. Every quarter we have been calling out the contribution from Project Maximus. If you look at the tracks that have delivered well, the value-based selling has been consistently delivering. The lean and automation has been delivering. Our utilization is pretty much at all-time high levels. Subcontractor has reduced.

So, there are multiple tracks which are running well. What the program has delivered at this point in time is, we have arrested the margin decline, and we have offset all the cost headwinds in terms of comp, in terms of additional variable pay, etc. So, despite that, we have been able to maintain our margin. Our aspiration continues to increase our margins in the midterm.

Rishi Basu

Salil Parekh

On the recruitment part with generative AI -- on generative AI we have a huge amount of focus in three specific areas. We are building enterprise-wide generative AI platforms. We are building a small language model that will be rolled out across industries, and we have launched already what are called multi-agent solutions. So, this is beyond being an assistant. It is really an agent which does a lot more of the solutioning within clients. So, we see a huge amount of opportunity, a very deep approach that we have built for generative AI and so that recruiting will continue with those skillsets.

So there, the distinction will be much more focused on as people mature and get deeper in their career. We have for example, within the company, a program called Power Programmers, which is focused on different sets of skills. So as those skills become deeper, we will look at those options.

Rishi Basu

The next question is from Chandra Srikanth from Moneycontrol.

Chandra Srikanth

Salil, on the face of it, you know, your numbers are below what the street was expecting because they were very optimistic of a 3.9% to 4% quarterly growth. Margins, I think the expectation was around 21.3% and even the guidance was between 4% to 5% and I think the TCV number that brokerages were expecting were closer to the 3 bn mark. So, can you take us through, if there were one off factors or some deals did not sort of come through this quarter?

Secondly, why do you not just move to a quarterly revenue guidance, instead of revising the annual guidance every quarter because as Ritu said, this is the seventh guidance revision in the last eight quarters. Is that something that you will consider?

And thirdly, can you take us through the contribution from pass-through revenues, third-party software sales this quarter because I think that was a significant component last time around. Jayesh, despite deferring wage hikes to Q3, you mentioned that the acquisition costs kind of got baked into the margins. So, what other tailwinds will you have in Q3 to maintain it at 21.1 or 21.2? Have all the freshers been onboarded, those who have been hired in 2020 to 2023?

And finally, Salil, tell us about your small language model, how many parameters is this going to have? When will it go live and for which industry are you building this first? And are you building this on top of open-source platforms or are you leveraging your partnership with OpenAI? Thanks.

Salil Parekh

So quite a few questions. Let me see if I can remember them one-by-one On the way we have seen our growth, our focus is really on what we are driving in the business. We see a lot of traction that we started to see in Financial Services, which has given us a good growth last quarter and this quarter. And we have called out last quarter and also now that outside of that, we do not see other industries yet starting to have a change in the discretionary spend. So that is the outlook of where we built out our growth guidance.

We are actually very positive and delighted that we have gone from 3% to 4% to 3.75% to 4.5%. So, it is a huge upward movement in the growth guidance.

Our view is, we want to share as we see each quarter what we see the outlook for the year. We are not looking at whether that is a change or not. That sometimes happens, sometimes does not happen. But this way we give a clear color for a full year as best as we know when we close the quarter and look at the parameters. So, those are really the factors that have gone into what we have done.

Let me talk a little bit about the small language model and then maybe Jayesh you can pick up. So, there it is an incredible approach that we have taken. We are building this on various open-source components. We have a narrow set of data which is from industry and also Infosys proprietary data set that will comprise the small language model.

We are working on different industry applications for the small language model, and we believe it will be a huge way for clients to leverage what they can do on top of that, building some business logic on top of this small language model. So, we think it is an incredible differentiated approach and we are seeing some good discussions on that basis with clients. So that we are not sharing yet. The work has started. The idea was to make sure we share the way we are going about working in generative AI. It is at a very deep level across those three areas.

Jayesh Sanghrajka

So, if you look at margins, as I said earlier, we have delivered 21.1% which is slightly above the midpoint of our guidance, which is 20% to 22%. As we get into the H2, we will have headwinds coming from compensation increase. Our last compensation increase was in November. So, we have decided the next one to start from January in a phased manner in two steps. So, part of that will be effective January and the balance will be effective April. We will have headwinds in terms of softness, which is regular -- which is seasonal in H2 for us. Furloughs, the lower working and calendar days, etc. So, those will be the headwinds. The tailwinds will continue from Project Maximus, which has been delivering well over the last few quarters. And at this point in time, we are confident of our margin guidance of 20% to 22% with an aspiration to increase in the midterm.

Yes, so as I said earlier, we are on track to onboard 15,000 to 20,000 freshers at group level in FY’25. We are not breaking it up between what was the past and this, but we are onboarding all the 15,000 to 20,000 freshers.

Yes. So, look -- first of all, it is the third-party cost, which is integral part of all the large deals or many of the large deals that we embark on, where we have taken over the turnkey projects for the clients and third-party costs are integral part of that project. And it comes as part of the mega and large deals that we sign. So, there is nothing specific there. It will come as and when we sign those kinds of deals, but it also increases our propensity with the clients and stickiness with the clients.

Rishi Basu

Thank you, Chandra. The next question is from Beena Parmar from The Economic Times.

Beena Parmar

Firstly, the North American geography has seen further de-growth. Could you list out what are the core reasons and what kind of impact do you see because of the rate cuts that we have seen by global central banks?

Also, the status of onboarding, just to follow up, could you tell us as to, if all the onboarding has been done from the previous years, 2022 and 2023 and how many freshers have been added so far maybe in this fiscal year and what kind of fresher onboarding that you will look at going forward? While you have said it is 15,000 to 20,000, but what is remaining? And what is the impact of the wage hike, can you quantify it? How much is the wage hike as well, if you can just tell us that?

Jayesh Sanghrajka

So, on the wage hike, we do not quantify the impact, nor have we quantified how will it be, in the phased manner, starting from Q4. On fresher onboarding, we will onboard 15,000 to 20,000 freshers during the year.

Beena Parmar

How many have been hired so far in these two quarters?

Jayesh Sanghrajka

We have not given that break-up, but you can see the net numbers for us have been declining for the last few quarters. This is the first quarter where we had a net increase, so that is an anecdote you can write, but we will onboard all the freshers that we have committed in the past.

Beena Parmar

North America?

Salil Parekh

North America, yes. So there, first quarter-on-quarter, we have seen growth in North America. There again, Financial Services were a big part of it. On a year-on-year basis, we saw negative growth. We see as you mentioned, the rate cut in the U.S. plus the lower inflation would indicate signs of some more spend. Certainly, in Financial Services, we have seen that, and we will wait to see in the other industries when that starts to happen.

Beena Parmar

Just to follow up on the mega-deal’s lineup as well, what is the pipeline and where is the current growth coming from in terms of the deal closures?

Salil Parekh

So, the pipeline is still quite robust on large deals. The type of large deals is still much more on cost and efficiency and not so much on digital transformation. So that is sort of the lay of the land in terms of the deal outlook and we are seeing a lot of discussion in cost and efficiency still across all industries.

Rishi Basu

Thank you. The next question is from Jas Bardia from the Mint.

Good evening. So, your peers have given mixed signals on the future outlook. Now, I want to ask whether the current prevailing macroeconomic conditions can dampen any sort of a prospect of a demand recovery; especially that has been aided by the U.S. Fed rate cut.

Second, I want to understand, is cloud a part of discretionary spending? And I ask this because over the last 15 to 18 months, Infosys and a lot of its peers have said that cost takeout deals are the priority. Now, do clients consider cloud as an expensive prospect and hence they are considering it in the discretionary bucket?

Last part sir, are you seeing any kind of a slowdown in the cloud spend over the last six to nine months? And just if I could squeeze in one more question, what percentage of your total revenue could be described as cloud revenue? That’s about it.

Salil Parekh

So, I think the start off was much more on the macro, the first question. I will go through one-by-one. On the macro, typically we have seen, at least in the past cycles, when interest rate cuts start to begin and inflation is more in control, typically in our end markets, Western Europe and U.S. and also Australia, the interest in spending on large technology programs typically increases. But today, as we have shared, we have seen this change last quarter and this quarter in the Financial Services on discretionary.

And last quarter, we had an extraordinary growth in Financial Services, this quarter, very strong growth in Financial Services. Now, we do not know when the others -- when they will come, but that is typically the way the macro affects the tech industry.

On cloud, we have a very strong cloud business. You, of course know that we have the Cobalt set of capabilities where we work with each of the large public cloud players and we build out various tools, templates, industry blueprints, which can work with the cloud provider, with the client to roll out whatever approach our clients are taking. Then we have a private cloud business, which is also part of Cobalt. And then of course, we do a lot of work with the SaaS providers, where that is part of our cloud activity.

We do not break out the cloud number, but it is in good shape within the company.

Rishi Basu

Thank you.

Salil Parekh

Cloud, so it depends. Sometimes it could be cost takeout, depending on how the cloud TCO looks from a client perspective and what is the usage. For example, when you are doing some work which is more related to the edge, not just the core, then there are different cost considerations.

If you are doing more standard, let us say migrating a set of applications from on-premises to cloud, depending on your time horizon, you could get some benefit, but sometimes you do not because a lot of times other services are also mixed in. For example, you could also do cyber security with that, and which is separate in some instances. So, it is not like, all cloud is cost, or all cloud is not cost, it depends on which way it is done.

Rishi Basu

Thanks, Jas. The next question is from Veena Mani from the Times of India.

Veena Mani

Good evening, gentlemen. So Q3 is usually the quarter of furloughs around December that is when clients -- what does it look this time? Do you think it is going to be as usual or based on your interactions with clients, would it be a lot more because discretionary spend is still on the lower side?

Also, I am trying to understand Q4, you mentioned that wage hikes will be rolled out. Now, if you could give us the quantum. For instance, HCL mentioned that 7% to 8% would be the average wage hike and for top performance it will be around 14%. Can Infosys give us some sort of a guidance on what the wage hike pattern would be and what the factors considered would be in terms of tenure or other things, what all things would be considered?

And if you could tell us a little bit about the generative AI revenues specifically and the use cases that went live in the second quarter? Some examples of, how the work around generative AI has been done for your clients? You mentioned that the revenue growth has been broad-based, but are there any micro factors, maybe one or two factors that really contributed to where the revenue is heading?

Salil Parekh

Let me start off. I think most maybe I can address. I think the first point was on the Q3 furlough situation. So first, we do not comment on the specific furlough outlook we have, whatever we have it is in our guidance 3.75% to 4.5%. Having said that, it is the start of the quarter so it is difficult to anticipate what it will look like, but we do have typically in previous years a range of outcomes that we look at. We have considered that same sort of approach in building the guidance, and it is within that guidance.

Then on the generative AI example, there are a host of examples, maybe to share something. We have built for one client, a multi-agent solution where agents work on a specific business process that they have and do the process almost completely on its own, parts of the process. So, it changes the way that they can do the process. It changes the way they can scale up what they can do as opposed to doing part of the process.

We have another example with a Telco where we have rolled out one of the items I mentioned, the enterprise generative AI platform, that platform can now -- 70,000 of the employees are leveraging that platform to build out their own use cases or benefits for what they want to use generative AI for, whether it is in knowledge area, customer service area or the coding area. So, we are doing a host of projects, not POCs, actual projects, projects that are getting completed where clients are seeing some benefits from that.

Rishi Basu

Question on wage hike?

Salil Parekh

On the salary increase, we do not comment on the specifics.

Rishi Basu

Revenue growth factors? That was the last, I think.

Salil Parekh

Specific factors for the growth, I think more of what we discussed before, it is really more focused with what the traction we saw on Financial Services and then each of the others, we have seen quarter-on-quarter growth, except for Retail if you look at our Q2 performance.

Rishi Basu

Thank you, Veena. The next question is from Padmini Dhruvaraj from the Financial Express.

Padmini Dhruvaraj

Hi. So, your large deal TCV has shrunk to $2.4bn from $4.1bn last quarter, so is this lumpiness because of the factors you mentioned that other sectors barring BFSI, it is still yet to rebound. And so, this demand for BFSI is it because your clients want to adopt to AI? And what percentage of your top line came from in-tech's revenue contribution?

And your peers, especially in the mid-market space, have said there is a burst in 1 to 10 mn deals. So, while your client addition in that space has declined, so are you losing market share there? So, are you collaborating with any GCCs here for digital modernization? How many have you partnered with?

Salil Parekh

Okay, so quite a few questions. The first one - the large deals growth, right? So there typically our large deals are much more lumpy, if you look at over several quarters, some quarters a few more, some quarters a few less. Our focus really is making sure that if you look at all of H1, those are converted and are already into delivery mode and we are seeing that coming through with the large deals, a lot more focus on cost and efficiency.

On the smaller deals or smaller size programs. In fact, as Jayesh shared earlier, we have seen what deals below 50 mn value which is outside of our large deals, which are not in the large deals, we have seen a huge increase, double digit increase in that pipeline. So, we see a lot more traction of that sort of work that we already see. And the point you made on Financial Services, we do see the discretionary spend there, but in the other industries, not yet.

Padmini Dhruvaraj

And your collaboration with GCCs here?

Salil Parekh

On the GCCs, so we are working very closely with GCCs all around. We are working with clients when they are setting up their GCCs. We are working with them when they do a build, operate, transfer and we participate in it with the build, operate and when they transfer. We are working with them, with GCCs in India, to help scale them, to help with recruiting. And we also working in some instances with clients when they are exiting from GCCs, when we have programs where we take them, and they become part of us. So, a very strong connect with GCCs across India.

Jayesh Sanghrajka

So, in-tech contributed 80 bps to this quarter's revenue.

Rishi Basu

Thank you. The next question is from Uma Kannan from The New Indian Express.

Uma Kannan

Good evening. In general, I just want to ask you like, how your acquired companies have performed in Q2? And today you have announced an acquisition of Blitz, right? So how this will help you in your overall revenue growth?

Jayesh Sanghrajka

So, we do not specifically give out the performance of each of the acquired entities. But overall, our acquisitions have contributed well, both organically as well as in terms of synergy over the years.

Uma Kannan

So Salil, you did speak about BFSI, but I just want to understand why there is de-growth in Retail. Is there any specific reason in terms of revenue? Retail contribution is, yes.

Salil Parekh

No, I think we have talked about Retail in the last few quarters that industry is going through some change. So, nothing has changed except to say that it has not actually come back with the discretionary spend. So, it is not like we are pointing out something has changed in the behavior there, as opposed to FS where there is better discretionary or automotive in Europe where it is a little bit softer.

Uma Kannan

I just want to ask you one question on Gen AI. You did speak about Gen AI, but I just want to understand how the pipeline looks like? And are you seeing any particular sector growth? Say for example, whether it is BFSI, Retail, which particular sector you are seeing growth, in terms of deals?

Salil Parekh

So generative AI, first, it is not in any specific industry or sector, it is across every industry. And part of generative AI work is, it is already becoming embedded in everything we do. So, any large program or transformation or cost efficiency productivity, a part of it is generative AI. Then we have different ways of looking at it because say you look at a tech and ops deal in customer service, there will be a large part of generative AI or if you look at something where we are building out new capabilities, there will be some productivity benefits through generative AI, but it is not the full deal. It is parts of almost every deal that we are doing.

Rishi Basu

Thank you. The next question is from Sanjana from The Hindu BusinessLine.

Sanjana B

Good evening, gentlemen. Salil, last quarter, you had mentioned that while these Gen AI projects are not POCs, they are not large revenue projects either. So, when do you think this change will come? And also, from what I can see, much of your revenues are divided between North America and Europe. There has been a flat growth like between your revenue shares, between the rest of the world, and India.

So, with emerging markets like LATAM and Africa, is that something that you are looking at and is nearshoring a strategy that you are employing? And beyond the margin guidance in the medium term, what is your aspirational margin? That is all. Thank you.

Salil Parekh

So, on the generative AI, we do not break out the revenue as we had shared before. What we do see is, the work we are doing is quite deep now. We are building enterprise generative AI platforms; we are building a small language model. We are working on multi-agent frameworks. So, these are things which are quite deep within the generative AI landscape and where clients are really appreciating the sort of, let us say, thought leadership, industry leadership that we have on generative AI.

In terms of the geographies, we have of course, a strong focus within North America, within Europe, within Australia. We do not have a business outside of our Finacle business in Africa, so it is a small part of our business. In Latin America, similarly a small part of our business. On nearshoring, we see a lot of traction that we are seeing across different nearshore markets.

In Europe, there are certain markets. For North America, there are certain markets. And even in Asia, we have some markets in which we are building nearshore capability. So that is certainly moving along well.

On the margin aspiration, we absolutely have an internal aspiration to drive margin higher and higher with all of the approach we are taking, but we have not shared that externally.

Rishi Basu

Thank you. The next question is from Sonal Choudhary from the Deccan Herald.

Sonal Choudhary

Good evening, gentlemen. While you have pretty much highlighted everything, there is a few questions that I would like to ask. Firstly, on the hiring as everyone has already asked, the 2022 letters that went out and the hiring which you promised that will be done from October, I just want to know if these two years, 2022, 2023, the letters which went out in those years and the hiring that happened now, so was there a lapse or anything on that front?

Salil Parekh

Was there a what, sorry?

Sonal Choudhary

Lapse?

Salil Parekh

No, I think first, we are going to hire everyone that has got a letter and an offer from Infosys. We have a phased approach to this hiring and that is in process right now.

Sonal Choudhary

Okay. Also, your operating margins, they are flat. They were expected to be at around 21.3%. So, is there anything, any color that you would like to add to that? Is that something that you were also expecting?

Jayesh Sanghrajka

So, as I said earlier, our margin guidance is 20% to 22% and we are slightly above the midpoint of the margin guidance, right? If you look at the puts and takes, we had 80 basis points coming from Project Maximus, 10 basis points coming from currency and 30 basis points of tailwinds from the acquisition that we did, mainly on account of amortization and the balance 60 basis points was invested in terms of salary hikes, in terms of additional variable pay and other costs.

So, net-net, it offset each other, and we have reported 21.1% at margin. We do not really call out what we were expecting and where we are, I think we have delivered on what we were planning for.

Sonal Choudhary

And you are expecting this to go ahead? I mean increase going ahead, right?

Jayesh Sanghrajka

In the medium term? Yes.

Sonal Choudhary

Okay. Also, GCCs you have spoken about it already. The popular mandate did put out that, you know, it is like a competition while you have clearly highlighted that it is not, you collaborating rather. So how many GCCs have you collaborated with till now?

Salil Parekh

So first, GCCs are doing a fantastic job. We are quite fortunate that we are working with many of the client organizations and their GCCs in India. There is a large number of GCCs here. We do not share specifically which GCCs we have collaborated with, but to give you a sense, in Financial Services, in Telco, in Life sciences, we are working with a large number of those GCCs in India and helping them and supporting them. But we do not give specific, the number of GCCs we are working with here. It is part of our overall client relationship.

We have teams that work very closely because there are different needs sometimes for what the GCCs are looking for and sometimes it is a holistic need across the client between the GCC in India and between the global organizations.

Rishi Basu

Thank you. With that we come to the end of this press conference. We thank our friends from media for being here today. Thank you, Salil and thank you, Jayesh.

Before we conclude, please note that the archive webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. We request all of you to join us for Hi-Tea outside. Thank you once again and have a lovely evening.